Exhibit 1

PRESS RELEASE –FREIT PROPERTY ACQUISITION

FREIT ENTERS INTO AN AGREEMENT TO ACQUIRE A 124-UNIT GARDEN APARTMENT COMPLEX IN MAYWOOD, NJ.

HACKENSACK, NJ, AUGUST 24, 2015 – First Real Estate Investment Trust of New Jersey (“FREIT”) has entered into an agreement to purchase a 124-unit garden apartment community in Maywood, NJ. The acquisition is subject to FREIT’s conclusion of its due diligence / feasibility study period. If FREIT is satisfied with the results of the study period, the acquisition is expected to close in October 2015.

Robert S. Hekemian, FREIT’s Chairman and CEO, is pleased with the opportunity to acquire this property. FREIT already owns a garden apartment community in Maywood, and this acquisition, if completed, will strengthen FREIT’s marketing position in this area.

The statements in this report that relate to future earnings or performance are forward-looking. Actual results might differ materially and be adversely affected by such factors as longer than anticipated lease-up periods or the inability of tenants to pay increased rents. Additional information about these factors is contained in the Trust’s filings with the SEC including the Trust’s most recent filed report on Form 10-K and Form 10-Q.

First Real Estate Investment Trust of New Jersey is one of the oldest public equity REITs in the U.S. organized in 1961. It has approximately $336 million (historical cost basis) of assets. Its portfolio of residential and commercial properties extends from Eastern L.I. to Maryland, with the largest concentration in Northern New Jersey.

For additional information contact Shareholder Relations at (201) 488-6400

Visit us on the web: www.freitnj.com